Philips CFO elaborates on strategy and updates market on financial management actions in current economic climate

Wednesday, March 04, 2009

London, United Kingdom – Today, Pierre-Jean Sivignon, Chief Financial Officer of Royal Philips Electronics (NYSE: PHG, AEX: PHI), will give a presentation to investors and financial analysts at the Citigroup European Industrials Conference in London.

In his presentation, Mr. Sivignon will provide an update on how Philips’ is managing its financial performance in the current economic environment as well as some insight into the latest trends per sector. He will also review Philips’ strategy highlighting the competitive differences that will enable Philips to become the leading brand in Health & Well-being.

The presentation starts at 10.20 AM hrs local time (or 11.20 hours CET). While there will not be a webcast of this presentation available, the slides that will be used during this presentation are available here.

For further information, please contact:

Arent Jan Hesselink
Philips Corporate Communications
Tel: +31 20 59 77415
Email: arentjan.hesselink@philips.com

About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is a diversified Health and Well-being company, focused on improving people’s lives through timely innovations. As a world leader in healthcare, lifestyle and lighting, Philips integrates technologies and design into people-centric solutions, based on fundamental customer insights and the brand promise of “sense and simplicity”. Headquartered in the Netherlands, Philips employs approximately 121,000 employees in more than 60 countries worldwide. With sales of EUR 26 billion in 2008, the company is a market leader in cardiac care, acute care and home healthcare, energy efficient lighting solutions and new lighting applications, as well as lifestyle products for personal well-being and pleasure with strong leadership positions in flat TV, male shaving and grooming, portable entertainment and oral healthcare. News from Philips is located at www.philips.com/newscenter.

Forward-looking statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.